Exhibit 3(i)(h)

Series C Waiver Agreement

This Agreement, dated this 31st day of January, 2005, is by and between FBL Financial Group, Inc., an Iowa corporation (“FBL”), and Kansas Farm Bureau, a Kansas corporation (“KFB”).

FBL issued to KFB 3,411,000 shares of FBL’s Series C Cumulative Voting Preferred Stock (the “Series C Stock”) in January 2001; 49.5% of the shares were redeemed for cash January 2, 2004, and the remaining shares are scheduled to be redeemed for cash January 3, 2006. KFB is the only holder of the Series C Stock.

The Certificate of Designations of the Series C Stock contains provisions at paragraph 5 permitting KFB to elect to take cash or shares of FBL’s Class A Common Stock in redemption of the Series C stock in the event of certain mergers or consolidations which are change of control events. At paragraph 8 of the Certificate of Designations is a provision which allows FBL, if in its sole discretion it believes it does not have cash resources for a required redemption payment, to make the payment in shares of Class A Common Stock.

The Financial Accounting Standards Board is believed ready to adopt an amendment to FAS 128, Earnings per Share, effective in calendar year 2005, which would have the effect of requiring FBL to account for the above provisions by deeming the corresponding shares of Class A Common Stock to be issued and outstanding in the computation of its earnings per share. FBL and KFB both believe such results would be harmful to their interests, and that such results would not be required if both parties waived their rights in regard to Class A Common Stock.

Therefore, the parties hereby agree as follows:

1.	KFB agrees that it waives any and all rights it may have under paragraph 5 of the Certificate of Designations of the Series C Stock to elect to receive a redemption payment in shares of Class A Common Stock.

2.	FBL agrees that it waives any and all rights it may have under paragraph 8 of the Certificate of Designations of the Series C Stock to pay a redemption price in shares of Class A Common Stock.

3.	Both KFB and FBL agree that any and all provisions in the Certificate of Designations of the Series C Stock which would infer or require that a redemption payment be made in shares of Class A Common Stock hereby are and shall be for the duration of time the shares of Series C Stock are outstanding, waived and of no force and effect.

4.	This agreement shall be enforced under the laws of the state of Iowa.

IN WITNESS WHEREOF, this Series C Waiver Agreement has been executed by the parties hereto, and is effective the date first given above.

Exhibit 3(i)(h)

KANSAS FARM BUREAU		FBL FINANCIAL GROUP, INC.

By:	/s/ Michael D. Wilds	By:	/s/ William J. Oddy

	Executive Vice President		Chief Executive Officer

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